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                                                                       EXHIBIT 6

                            CERTIFICATE OF AUTHOR


                        William H. Wulftange, P. Geo.
                            2505 Killington Drive
                             Reno, Nevada 89511
                            Tel. (775) 853-8225
                            Cell (775) 772-7703
                         butch@orolobo.reno.nv.us

I, William H. Wulftange, Professional Geologist, am employed by Oro Lobo Inc., and reside at 2505 Killington Drive in Reno, Nevada.

I am professionally licensed in the State of Utah as a Professional Geologist, license number 5219574-2250. I graduated from the University of Colorado with a Bachelor of Arts Degree in Geology in 1982.

I have continuously practiced my profession since June 1982 and have been involved in precious metal exploration, project development in the United States, Chile, Mexico, Peru and Argentina. My duties have included developing exploration targets on a country scale to testing of the targets at the district and project levels. I have been directly involved in the discovery to development and production phases of two world class gold and silver deposits located in Nevada and Region II, Chile, and a third smaller deposit in Nevada. I have worked in surface and underground mine environments, and have been responsible for geologic mapping, ore grade control, ore body modeling, geologic modeling, target development and testing, sample process integrity, environmental monitoring, geophysical testing and contractor management.

As a result of my experience and professional licensure, I am a Qualified Person as defined in the Canadian NI 43-101.

Presently, I am President and Chief Executive Officer of Oro Lobo Inc., a Nevada Corporation, and have been since 1997.

I have maintained a Geologic Consulting contract with Meridian Gold since May, 1996. During this period, I have worked principally at the El Penon project and mine in Chile, and have conducted grass roots exploration and project development in Mexico. I have visited the Esquel Project in Argentina to conduct a review of the quality control procedures, sample processing and geologic modeling.

I am independent of Meridian Gold Inc. in accordance with the application of
Section 1.5 of National Instrument 43-101.


William H. Wulftange

President
Oro Lobo Inc.